PIERCE ATWOOD LLP Attorneys at Law

Scott E. Pueschel

One New Hampshire Avenue, Suite 350

Pease International Tradeport

Portsmouth, NH 03801

603-373-2019 voice

603-433-6375 fax

spueschel@pierceatwood.com

www.pierceatwood.com

Admitted in: MA NH VA

October 27, 2005

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street Street, N.E.

Washington, D.C. 20549

Dear Mr. Owings:

On behalf of Environmental Power Corporation (the “Company”), enclosed for your review are three copies of Amendment No. 1 to the Registration Statement on Form S-2 (File No. 333-128863) of the Company, relating to the registration under the Securities Act of 1933 of 2,300,000 shares of Common Stock of the Company (the “Registration Statement”), which is being filed with the Commission on October 27, 2005. Two of the enclosed copies of Amendment No. 1 have been marked to indicate all changes made to the Registration Statement as originally filed with the Securities and Exchange Commission on October 6, 2005.

This Amendment is being filed in response to comments contained in your letter of October 19, 2005 relating to the Registration Statement. These comments, and the responses on behalf of the Company to these comments, are set forth below.

General

Comment 1

“You appear to be engaged in a firm commitment offering of securities. Please note that your underwriter’s commissions are subject to NASD approval and must be approved by the NASD prior to effectiveness.”

Response to Comment 1

The Company is, in fact, engaged in a firm commitment underwritten offering of its securities. The Company is aware that the underwriter’s commissions are subject to NASD approval, which must be obtained prior to effectiveness, and understands that underwriter’s counsel is in the process of obtaining such approval.

Mr. H. Christopher Owings

Securities and Exchange Commission

October 27, 2005

Documents Incorporated by Reference, page 67

Comment 2

“Please note that all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act filed since the end of the fiscal year of December 31, 2004, must be included in the list of documents incorporated by reference. You appear to have omitted some of the required documents, namely Form 8-Ks. Please revise as appropriate.”

Response to Comment 2

The Company has identified two Current Reports on Form 8-K filed since December 31, 2004 (one, dated February 2, 2005, as filed with the Commission on February 3, 2005, and another, dated March 17, 2005, as filed with the Commission on March 17, 2005) that were inadvertently omitted from the list of documents incorporated by reference. The Registration Statement has been revised accordingly. In addition, the Company has added its Current Report on Form 8-K dated October 7, 2005, as filed with the Commission on October 12, 2005 after the initial filing of the Registration Statement, to the list of documents incorporated by reference. The Company notes that it has not included in the list of documents incorporated by reference those Current Reports on Form 8-K filed pursuant to Items 2.02 or 7.01 of Form 8-K since December 31, 2004, as these reports are deemed to be “furnished” to, and not “filed” with, the Commission.

The Company hopes that the foregoing responses are helpful to the Commission in its review of the Registration Statement and fully responsive to its comments. We would appreciate it if you would contact the undersigned at (603) 373-2019 as soon as possible with any questions or additional comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Scott E. Pueschel

Scott E. Pueschel

cc:	Ms. Lisa Beth Lentini
Mr. David Mittelman